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CEO FORUM MESSAGE
June 10, 2005

Message from Aram Keith

Integration planning is in full swing and will continue to keep many of us busy over the next few months. The mountains of information regarding benefits, policies and practices, along with financial and information technology systems integration is being sorted through by our respective representative groups.

As we sort through all of this information and develop plans for integrating Stantec and TKC together, we are beginning to find the answers to many of your questions. However, we cannot effectively respond until we have a complete picture and plan in front of us. If you have submitted a question in the past two weeks, be assured we have received it and we are using your questions to help focus some of our research and planning.

One thing I can say is that as we continue to progress through the planning stage we are finding many similarities between Stantec and TKC and it is confirming what Tony and I thought from the very beginning our two firms are a great fit and we see many opportunities for our employees in the combined company.

I also want to take a little bit of space here to celebrate our successes. Last week TKC announced the award of a multi-million dollar contract from NMC Builders, LLC for the engineering design, program management, and construction management of the New Model Colony Backbone Infrastructure Facilities project in Ontario, California. The project will require work from some of our best areas of expertise and we will call on many of our offices to support the work. Project awards like this are an opportunity to showcase to our clients the depth of our services and the breadth of our expertise. Congratulations to TKC's NMC team for securing this project!

As information comes available we will communicate it to all employees as soon as possible. Thank-you for your continued loyalty and hard work.

Sincerely,

Aram Keith